Exhibit 99.1

EVALUACIÓN DE LOS SERVICIOS PRESTADOS DEL AUDITOR EXTERNO (PCAOB)

La presente evaluación de los servicios prestados por Galaz, Yamazaki, Ruiz Urquiza, S.C., (“Deloitte”) en relación con la auditoría de los estados financieros de Corporación Inmobiliaria Vesta, S.A.B. de C.V. y sus subsidiarias (conjuntamente “Vesta” o la “Compañía”) de acuerdo con las normas del Consejo de Supervisión Contable de las Compañías que Cotizan en Bolsa de Estados Unidos (PCAOB).

Con base en lo anterior, el comité de auditoría de Vesta ha verificado lo siguiente:

EVALUATION OF THE SERVICES RENDERED BY THE EXTERNAL AUDITOR (PCAOB)

This evaluation of the services rendered by Galaz, Yamazaki, Ruiz Urquiza, S.C., (“Deloitte”) in connection with the audit of the financial statements of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and its subsidiaries (jointly referred to as, “Vesta” or the “Company”) according to the rules of the Public Company Accounting Oversight Board (PCAOB).

Based on the foregoing, the audit committee of Vesta has verified the following:

1.	Periodo de la auditoría objeto de evaluación /Auditing Period subject matter of evaluation	Ejercicio social 2024-2025 / Fiscal year 2024-2025
2.	Despacho externo contratado para la auditoría externa / Firm engaged for the external audit	Galaz, Yamazaki, Ruiz Urquiza, S.C. a member of Deloitte Touche Tohmatsu
4.	Nombre del socio de auditoría / Name of the auditing partner	Alejandro Pérez Contreras
5.	Número de cédula profesional del socio de auditoria / License number of the auditing partner	8133337
6.	Años de experiencia profesional como auditor externo / Years of profesional experience as external auditor	17
7.	Fecha de autorización de contratación por el consejo de administración de Vesta / Date of authorization by the board of directors of Vesta.	22 de julio de 2024 / July 22nd, 2024
8.	Fecha de firma de contrato de prestación de servicios del auditor externo / Date of execution of the external auditing services agreement	25 de julio 2024 / July 25th, 2024

Por lo que hace al desempeño y calidad de los servicios prestados por Deloitte, el comité de auditoría de Vesta estima aceptable el desempeño de Deloitte, tomando en consideración los siguientes elementos de evaluación:

Regarding the performance and quality of the services rendered by Deloitte, the audit committee of Vesta considers that the performance of Deloitte was acceptable, taking into consideration the following evaluation criteria:

1.

El socio de auditoría y el equipo encargado de la auditoria refleja tener los conocimientos técnicos y experiencia necesarios para llevar a cabo la auditoría de los estados financieros de la Compañía y para la prestación de los servicios adicionales? / Did the audit partner and the auditing team has the technical knowledge and experience necessary to audit the Company’s financial statements and to provide the additional services?

		Si/ Yes X	No/ No
2.	Hubo recursos adicionales y apropiados para completar la auditoría a tiempo y eficientemente / Were additional and appropriate resources avialable to comlete the audit timely and efficiently?	Si/ Yes X	No/ No
3.	El socio de auditoría estuvo disponible para el comité de auditoría y para la administración / Was the audit partner accesible to the audit committee and management	Si/ Yes X	No/ No
4.	El socio de auditoría dedicó tiempo suficiente y atención para la auditoría / Did the audit partner devote sufficient attention and leadership to the audit?	Si/ Yes X	No/ No
5.	El auditor solicitó retroalimentación de la calidad de los servicios prestados / Did the auditor seek feedback on the quality of the services provided?	Si/ Yes X	No/ No
6.

El socio de auditoria comentó sobre la tendencia de las horas dedicadas y el tiempo. Como el desglose de horas incurridas en cada ciclo de auditoría / Did the audit partner discuss trends in engagement hours and related timing? Such as the breakdown of audit hours incurred by phase of the audit cycle

		Si/ Yes X	No/ No
7.

El socio de auditoría discutió el plan de auditoría, incluyendo el uso de tecnología y como tratar áreas específicas de contabilidad y riesgos de auditoría de la Compañía y de la industria con el riesgo de fraude / Did the audit partner discuss the auditin plan, including the use of technology and how it addressed Company and industry specific areas of accounting and audit risk, including fraud risk?

		Si/ Yes X	No/ No
8.	El socio de auditoría identificó los riesgos apropiados en el plan de auditoría / Did the audit partner identified the appropriate risks in the planing of the audit?	Si/ Yes X	No/ No

9.	El socio de auditoría ajustó el plan de auditoria para responder a riesgos y circunstancias cambiantes / Did the audit partner adjusted the audit plan to respond to changing risks and circumstances?	Si/ Yes X	No/ No
10.

La extensión, horas y costo de la auditoría fueron razonables y suficientes considerando el tamaño, complejidad y riesgos de la Compañía / Were the scope, hours and cost of the audit reasonable and sufficient considering the size, complexity and risks of the Company?

		Si/ Yes X	No/ No
11.	Se comunicaron al comité de auditoría las razones para cualquier cambio de alcance, horas y costos / Were the reasons for any changes to scope, hours and cost communicated to the audit committee?	Si/ Yes X	No/ No
12.

El reporte de calidad de la firma de auditoría, en caso de ser aplicable, provee transparencia sobre como la firma promueve y monitorea la calidad / Does the auditing firm quality report, if applicable, provides transparency into how the audit firm promotes and monitors audit quality?

		Si/ Yes X	No/ No
13.	La firma de auditoría promueve la calidad de la auditoría / Does the auditing firms promotes audit quality?	Si/ Yes X	No/ No
14.	Los valores, principios y código de conducta de la firma de auditoría enfatizan la calidad de la auditoría / Do the auditing firm’s values, principles and code of conduct emphasize the audit quality?	Si/ Yes X	No/ No
15.

La firma de auditoría tiene la experiencia necesaria de industria y servicios de contabilidad especializados relevantes para las operaciones de la Compañía / Does the auditing firm have the necessary industry and specialized accounting expertise relevant to the Company’s operations?

		Si/ Yes X	No/ No
16.

Las políticas de la firma de auditoría refuerzan la planeación y el desarrollo de la auditoría para evitar sorpresas, promueven la detección temprana de temas y contribuyen a completar la auditoría en tiempo / Do the audit firm´s policies reinforce planning and performing the audit to avoid surprises, promote early detection of issues and achieve the timely completion of the audit?

		Si/ Yes X	No/ No
17.

El auditor externo comunicó oportunamente al comité de auditoría respecto de la selección de hallazgos y el impacto en el resultado de la auditoría / Did the external auditor advise the audit committee in a timely manner of the selection of audit findings and the impact on the audit results?

		Si/ Yes X	No/ No

18.

El socio de auditoria comunicó los resultados relevantes de la inspección o revisión interna de calidad que pudieran ser importantes para la Compañía, tales como tipos de hallazgos en compañías en industrias similares / Did the auditing parner communicated the relevant results of the inspection or internal quality review that may be important to the Company, such as types of findings in companies of similar industries?

		Si/ Yes X	No/ No
19.

La calidad de las comunicaciones e informes del auditor externo fueron aceptables y cumplieron con los elementos requeridos por las reglas aplicables y fueron claras y completas? / The quality of the communications and reports of the external auditor were acceptable and complied with the reqeuirements of applicable rules and were clear and complete?

		Si/ Yes X	No/ No
20.	Existieron informes sobre el status del proceso de prestación de los servicios? / Are there any reports on the status of the process of rendering the services?	Si/ Yes X	No/ No
21.

El auditor externo discutió adecuadamente la calidad de los reportes financieros de la Compañía, incluyendo la razonabilidad de las estimaciones y juicios contables / Did the external auditor discuss the quality of the Company’s financial reporting, including the reasonableness of accounting estimates and judgments?

		Si/ Yes X	No/ No
22.

El auditor externo discutió como se comparan las políticas contables de la Compañía con las de la industria / Did the external auditor discuss how the Company’s accounting policies compare with those of the industry?

		Si/ Yes X	No/ No
23.

El auditor externo discutió con el comité de auditoría los cambios en principios de contabilidad y de auditoría que fueran relevantes para la Compañía o tuvieran impacto en la auditoría / Did the external auditor discuss with the audit committee those developments in accounting principles and auditing standards that were relevant to the Company or that may have an impact in the audit?

		Si/ Yes X	No/ No
24.

El auditor externo discutió los asuntos de auditoría críticos comunicados en su reporte y como fueron identificados / Did the external auditor discussed the critical audit matters communicated in the auditor report and how they were identified?

		Si/ Yes X	No/ No
25.	La prestación de los servicios se llevó a cabo en el tiempo establecido? / Did the services were performed within the established timeline?	Si/ Yes X	No/ No

26.	La prestación de los servicios adicionales contratados fue en los términos pactados? / Did the additional services were rendered under the agreed terms?	Si/ Yes X	No/ No
27.

Las medidas para asegurar independencia del socio del auditor y del equipo de auditoria resultan adecuadas? / Are the methods for ensuring independence of the external auditor and of the external auditing team adequate?

		Si/ Yes X	No/ No
28.

Se presentó una carta de control interno de recomendaciones con valor agregado y que incluya los comentarios de la administración de la Compañía / Was an internal control letter with value recommendations and including comments from the management of the Company submitted?

		Si/ Yes X	No/ No
29.

El involucramiento y asistencia en consultas solicitadas por el comité de auditoría y la administración de la Compañía sobre cualquier tema que haya surgido como materia de revisión / Involvement and assistance in consultations requested by the audit committee and the management of the Company on any issue arising from the revision

		Si/ Yes X	No/ No
30.

Cumplió el auditor externo con su plan de auditoría con énfasis en los cronogramas y/o fecha compromiso pactadas para la entrega de informes? / Did the external auditor comply with its auditing schedule and delivery dates?

		Si/ Yes X	No/ No
31.

Hubo participación efectiva mediante la presencia del socio responsable en reuniones del comité de auditoría y reuniones previas? / Did the auditing partner effectively participated in committee meetings and previous meetings?

		Si/ Yes X	No/ No
32.

Se buscó el involucramiento y participación con el equipo de auditoría interna con la finalidad de evitar duplicidad en los trabajos? / Was there involvement and participation of the internal auditing team to avoid duplication?

		Si/ Yes X	No/ No
33.	Hubo diferencias significativas entre la administración y el auditor externo / Were there any significant differences between the management and the external auditor?	Si/ Yes	No/ No X

Comentarios Adicionales	Additional Comments

La presente evaluación fue realizada por el comité de auditoría de Vesta en la Ciudad de México a los 21 días del mes de julio de 2025.	This evaluation was performed by the audit committee of Vesta in Mexico City, this 21st day of July of 2025.

/s/ Luis Javier Solloa Hernández

Luis Javier Solloa Hernández

Presidente del Comité de Auditoría / President of the Audit Committee